MACKENZIE REALTY CAPITAL, INC. ~~SECOND~~

THIRD AMENDED ~~&~~AND RESTATED BYLAWS

~~These Second Amended and Restated Bylaws, which were duly adopted by all of the directors of MacKenzie Realty Capital, Inc. effective January 1, 2021, in accordance with the provisions of the Maryland General Corporation Law, replace in their entirety the First Amended and Restated Bylaws of MacKenzie Realty Capital, Inc. that were adopted on June 24, 2013.~~

~~Preliminary Statements~~

~~A. The Company's board of directors has deemed this amendment and restatement of the Company's First Amended and Restated Bylaws advisable;~~

~~B. These Second Amended and Restated Bylaws have been unanimously approved by the Company's board of directors;~~

~~C. The provisions contained in these Second Amended and Restated Bylaws are all the provisions of the Company's bylaws currently in effect.~~

ARTICLE I ~~DEFINITIONS~~

~~As used in these Bylaws, the following terms, when capitalized, shall have the following meanings unless the context otherwise requires:~~

~~"ADVISER" means the Person or Persons, if any, appointed, employed or retained by the Company pursuant to the Charter and responsible for directing or performing the day-to-day business affairs of the Company, including any Person to whom the Adviser subcontracts all or substantially all of such functions.~~

~~"AFFILIATE" or "AFFILIATED" means, with respect to any Person, (i) any Person directly or indirectly owning, controlling or holding, with the power to vote, 10% or more of the outstanding voting securities of such other Person; (ii) any Person 10% or more of whose outstanding voting securities are directly or indirectly owned, controlled or held, with the power to vote, by such other Person; (iii) any Person directly or indirectly controlling, controlled by or under common control with such other Person; (iv) any executive officer, director, trustee or general partner of such other Person; and (v) any legal entity for which such Person acts as an executive officer, director, trustee or general partner.~~

~~"AFFILIATE SHARES" means any Shares held by the Adviser, a Director or any Affiliate thereof.~~

~~"BOARD" means, collectively, the individuals who are duly elected and qualified to serve as Directors of the Company, or appointed to replace any such individual or fill a vacancy as provided in the Charter.~~

~~"BUSINESS DAY" means~~ any day other than a Saturday, a Sunday or a day on which banking institutions in the State of California are authorized or obligated by law or executive order to close.

~~"BYLAWS" means these bylaws of the Company, as the same are in effect from time to time.~~

~~"CHARTER" means the Company's Articles of Incorporation and any modification or amendment hereto.~~

~~"COMPANY" means MacKenzie Realty Capital, Inc., a Maryland corporation.~~

~~"DIRECTOR" means a member of the Board.~~

~~"MGCL" means the~~ Maryland General Corporation Law, or any successor statute.

~~"PERSON" means an individual, corporation, association, business trust, estate, trust, partnership, limited liability company or other legal entity.~~

~~"SHARES" means~~ shares of stock of the ~~Company of any class or series, including Common Shares and Preferred Shares.~~

~~"SPONSOR" means any Person directly or indirectly instrumental in organizing, wholly or in part, the Company or any Person who will control, manage or participate in the management of the Company, and any Affiliate of any such Person. Not included is any~~

Person whose only relationship with the Company is that of an independent property manager and whose only compensation is as such. "Sponsor" does not include wholly independent third parties such as attorneys, accountants and underwriters whose only compensation is for professional services. A Person may also be deemed a Sponsor of the Company by: (i) taking the initiative, directly or indirectly, in founding or organizing the Company, either alone or in conjunction with one or more other Persons, (ii) receiving a material participation in the Company in connection with the founding or organizing of the business of the Company, in consideration of services or property, or both services and property, (iii) has a substantial number of relationships and contacts with the Company, (iv) possessing significant rights to control Properties, (v) receiving fees for providing services to the Company which are paid on a basis that is not customary in the industry, or (vi) providing goods or services to the Company on a basis which was not negotiated at arm's-length with the Company.

"**STOCKHOLDER REQUESTED MEETING**" means any special meeting called by the secretary upon the request of Stockholders.

~~ARTICLE II~~ OFFICES

Section 1.   PRINCIPAL OFFICE. The principal office of the ~~Company~~Corporation in the State of Maryland ~~may be relocated, by designation of~~shall be located at such place as the Board of Directors, ~~from the location set forth in the Charter~~ may from time to time designate.

Section 2.   ADDITIONAL OFFICES. The ~~Company~~Corporation may have additional offices, including a principal executive office, at such places as the Board of Directors may from time to time determine or the business of the ~~Company~~Corporation may require.

ARTICLE ~~III~~ II

MEETINGS OF STOCKHOLDERS

Section 1.   PLACE. All meetings of ~~Stockholders~~stockholders shall be held at the principal executive office of the ~~Company~~Corporation or at such other place~~, or no place, solely by means of remote communication,~~ as shall be set ~~by the Board of Directors~~in accordance with these Bylaws and stated in the notice of the meeting. The Board of Directors may determine that a meeting not be held at any place, but instead may be held partially or solely by means of remote communication. In accordance with these Bylaws and subject to any guidelines and procedures adopted by the Board of Directors, stockholders and proxy holders may participate in any meeting of stockholders held by means of remote communication and may vote at such meeting as permitted by Maryland law. Participation in a meeting by these means constitutes presence in person at the meeting.

Section 2.   ANNUAL MEETING. ~~Commencing with the 2014~~ An annual meeting of ~~Stockholders of the Company, an annual meeting of the Stockholders~~stockholders for the election of directors and the transaction of any business within the powers of the ~~Company~~Corporation shall be held on ~~a~~the date and at the time ~~during the month of October in each year~~and place set by the Board of Directors~~, or such other date thereafter in the same calendar year, as the Board of Directors may deem appropriate. The Stockholders shall be given reasonable notice of the annual meeting and within a reasonable period (not less than 30 days) following delivery of the annual report. The Board of Directors, including the Independent Directors, shall be required to take reasonable steps to insure that this requirement is met.~~.

Section 3.   SPECIAL MEETINGS.

(a)   General. Each of the chair of the board, chief executive officer, president and Board of Directors may call a special meeting of stockholders. Except as provided in subsection (b)(4) of this Section 3, a special meeting of stockholders shall be held on the date and at the time and place set by the chair of the board, chief executive officer, president or Board of Directors, whoever has called the meeting. Subject to subsection (b) of this Section 3, a special meeting of stockholders shall also be called by the secretary of the Corporation to act on any matter that may properly be considered at a meeting of stockholders upon the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast on such matter at such meeting (the "Special Meeting Percentage").

(a) ~~General. A special meeting of the Stockholders may be called by the president, a majority of the Board of Directors or a majority of the Independent Directors, and shall be called by an officer of the Company upon written request of the Stockholders holding in the aggregate not less than 10% of the outstanding Shares of the Company entitled to vote at such meeting. Upon receipt of a written request, either in person or by mail, stating the purpose(s) of the meeting, the secretary of the Company shall provide all Stockholders within ten (10) days after receipt of said request, written notice, either in person or by mail, of a meeting and the purpose of such meeting to be held on a date not less than 15 nor more than 60 days after the distribution of such notice, at a time and place specified in the request, or if none is specified, at a time and place convenient to the Stockholders.~~

(b)   Stockholder-Requested Special Meetings. (1) Any stockholder of record seeking to have stockholders request a special meeting shall, by sending written notice to the secretary (the "Record Date Request Notice") by registered mail, return receipt requested, request the Board of Directors to fix a record date to determine the stockholders entitled to request a special meeting (the "Request Record Date"). The Record Date Request Notice shall set forth the purpose of the meeting and the matters proposed to be acted on at it, shall be signed by one or more stockholders of record as of the date of signature (or their agents duly authorized in a writing accompanying the Record Date Request Notice), shall bear the date of signature of each such stockholder (or such agent) and shall set forth all information relating to each such stockholder, each individual whom the stockholder proposes to nominate for election or reelection as a director and each matter proposed to be acted on at the meeting that would be required to be disclosed in connection with the solicitation of proxies for the election of directors or the election of each such individual, as applicable, in an election contest (even if an election contest is not involved), or would otherwise be required in connection with such a solicitation, in each case pursuant to Regulation 14A (or any successor provision) under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act"). Upon receiving the Record Date Request Notice, the Board of Directors may fix a Request Record Date. The Request Record Date shall not precede and shall not be more than ten days after the close of business on the date on which the resolution fixing the Request Record Date is adopted by the Board of Directors. If the Board of Directors, within ten days after the date on which a valid Record Date Request Notice is received, fails to adopt a resolution fixing the Request Record Date, the Request Record Date shall be the close of business on the tenth day after the first date on which a Record Date Request Notice is received by the secretary.

(2)   In order for any stockholder to request a special meeting to act on any matter that may properly be considered at a meeting of stockholders, one or more written requests for a special meeting (collectively, the "Special Meeting Request") signed by stockholders of record (or their agents duly authorized in a writing accompanying the request) as of the Request Record Date entitled to cast not less than the Special Meeting Percentage shall be delivered to the secretary. In addition, the Special Meeting Request shall (i) set forth the purpose of the meeting and the matters proposed to be acted on at it (which shall be limited to those lawful matters set forth in the Record Date Request Notice received by the secretary), (ii) bear the date of signature of each such stockholder (or such agent) signing the Special Meeting Request, (iii) set forth (A) the name and address, as they appear in the Corporation's books, of each stockholder signing such request (or on whose behalf the Special Meeting Request is signed), (B) the class, series and number of all shares of stock of the Corporation which are owned (beneficially or of record) by each such stockholder and (C) the nominee holder for, and number of, shares of stock of the Corporation owned beneficially but not of record by such stockholder, (iv) be sent to the secretary by registered mail, return receipt requested, and (v) be received by the secretary within 60 days after the Request Record Date. Any requesting stockholder (or agent duly authorized in a writing accompanying the revocation of the Special Meeting Request) may revoke such stockholder's request for a special meeting at any time by written revocation delivered to the secretary.

(1)   (3)   The secretary ~~of the Company~~ shall inform the requesting ~~Stockholders~~stockholders of the reasonably estimated cost of preparing and mailing or delivering the notice of the meeting (including the ~~Company's~~Corporation's proxy materials). The secretary shall not be required to call a special meeting upon ~~Stockholder~~stockholder request and such meeting shall not be held unless, in addition to the documents required by paragraph (2) of this Section 3(b), the secretary receives on behalf of the Corporation payment of such reasonably estimated cost prior to the preparation and mailing or delivery of ~~any~~such notice of the meeting.

~~(2) Except as provided in the next sentence, any special meeting shall be held at such place, date and time as may be designated by the chairman of the board, the president, the chief executive officer or the~~ Board of Directors, ~~whoever has called the meeting. In the case of any Stockholder Requested~~   (4)   In the case of any special meeting called by the secretary upon the request of stockholders (a "Stockholder-Requested Meeting"), such meeting shall be held at such place, date and time as may be designated by the Board of Directors; *provided*, however, that the date of any ~~Stockholder Requested~~Stockholder-Requested Meeting shall be not more than 90 days after the record date for such meeting (the ~~"~~"Meeting Record Date~~"~~"); and *provided further* that if the Board of Directors fails to designate, within ten days after the date that a valid Special Meeting Request is actually received by the secretary (the ~~"~~"Delivery Date~~"~~"), a date and time for a ~~Stockholder Requested~~Stockholder-Requested Meeting, then such meeting shall be held at 2:00 p.m.~~,~~ local time~~,~~ on the 90th day after the Meeting Record Date or, if such 90th day is not a Business Day (as defined below), on the first preceding Business Day; and *provided further* that ~~in the event that~~ if the Board of Directors fails to designate a place for a ~~Stockholder Requested~~Stockholder-Requested Meeting within ten days after the Delivery Date, then such meeting shall be held at the principal executive office of the ~~Company~~Corporation. In fixing a date for ~~any special meeting, the chairman of the board, the president, the chief executive officer or~~ a Stockholder-Requested Meeting, the Board of Directors may consider such factors as ~~he, she or~~ it deems relevant~~ within the good faith exercise of business judgment~~, including, without limitation, the nature of the matters to be considered, the facts and circumstances surrounding any request for the meeting and any plan of the Board of Directors to call an annual meeting or a special meeting. In the case of any ~~Stockholder Requested~~Stockholder-Requested Meeting, if the Board of Directors fails to fix a Meeting Record Date that is a date within 30 days after the Delivery Date, then the close of business on the 30th day after the Delivery Date shall be the Meeting Record Date. The Board of Directors may revoke the notice for any ~~Stockholder Requested~~Stockholder-Requested Meeting in the event that the requesting ~~Stockholders~~stockholders fail to comply with the provisions of paragraph (3) of this Section 3(b).

~~(3)~~   (5)   If written revocations of ~~requests for the special meeting~~the Special Meeting Request have been delivered to the secretary and the result is that ~~Stockholders~~stockholders of record (or their agents duly authorized in writing)~~,~~ as of the Request Record Date~~ who are only~~, entitled to cast less than ~~ten percent of the outstanding voting shares of the Company (the "~~the Special Meeting Percentage~~")~~ have delivered, and not revoked, requests for a special meeting on the matter to the secretary~~, the secretary shall~~: (i) if the notice of meeting has not already been ~~mailed,~~delivered, the secretary shall refrain from ~~mailing~~delivering the notice of the meeting and send to all requesting ~~Stockholders~~stockholders who have not revoked such requests written notice of any revocation of a request for ~~the~~a special meeting on the matter, or (ii) if the notice of meeting has been ~~mailed~~delivered and if the secretary first sends to all requesting ~~Stockholders~~stockholders who have not revoked requests for a special meeting on the matter written notice of any revocation of a request for the special meeting and written notice of the ~~secretary's~~Corporation's intention to revoke the notice of the meeting~~,~~ or for the chair of the meeting to adjourn the meeting without action on the matter, (A) the secretary may revoke the notice of the meeting at any time before ten days before the commencement of the meeting or (B) the chair of the meeting may call the meeting to order and adjourn the meeting without acting on the matter. Any request for a special meeting received after a revocation by the secretary of a notice of a meeting shall be considered a request for a new special meeting.

~~(4)~~   (6)   The ~~chairman~~chair of the board, ~~the~~ chief executive officer, ~~the~~ president or ~~the~~ Board of Directors may appoint regionally or nationally recognized independent inspectors of elections to act as the agent of the ~~Company~~Corporation for the purpose of promptly performing a ministerial review of the validity of any purported Special Meeting Request received by the secretary. For the purpose of permitting the inspectors to perform such review, no such purported ~~request~~Special Meeting Request shall be deemed to have been ~~delivered to~~received by the secretary until the earlier of (i) five Business Days after actual receipt by the secretary of such purported request and (ii) such date as the independent inspectors certify to the ~~Company~~Corporation that the valid requests received by the secretary represent~~ at least~~, as of the Request Record Date, stockholders of record entitled to cast not less than the Special Meeting Percentage. Nothing contained in this paragraph (~~4~~6) shall in any way be construed to suggest or imply that the ~~Company~~Corporation or any ~~Stockholder~~stockholder shall not be entitled to contest the validity of any request, whether during or after such five Business Day period, or to take any other action (including, without limitation, the commencement, prosecution or defense of any litigation with respect thereto, and the seeking of injunctive relief in such litigation).

            (7)   For purposes of these Bylaws, "Business Day" shall mean any day other than a Saturday, a Sunday or a day on which banking institutions in the State of California are authorized or obligated by law or executive order to close.

Section 4.   NOTICE. Not less than ten nor more than 90 days before each meeting of ~~Stockholders~~stockholders, the secretary shall give to each ~~Stockholder~~stockholder entitled to vote at such meeting, and to each ~~Stockholder~~stockholder not entitled to vote who is entitled to notice of the meeting, ~~written or printed notice~~ notice in writing or by electronic transmission stating the time and place of the meeting and, in the case of a special meeting or as otherwise may be required by any statute, the purpose for which the meeting is called, ~~either~~ by mail, by presenting it to such ~~Stockholder~~stockholder personally, by leaving it at the ~~Stockholder's~~stockholder's residence or usual place of business, by electronic transmission or by any other means permitted by Maryland law. If mailed, such notice shall be deemed to be given when deposited in the United States mail addressed to the ~~Stockholder~~stockholder at the stockholder's address as it appears on the records of the ~~Company~~Corporation, with postage thereon prepaid. If transmitted electronically, such notice shall be deemed to be given when transmitted to the stockholder by an electronic transmission to any address or number of the stockholder at which the stockholder receives electronic transmissions. The Corporation may give a single notice to all stockholders who share an address, which single notice shall be effective as to any stockholder at such address, unless such stockholder objects to receiving such single notice or revokes a prior consent to receiving such single notice. Failure to give notice of any meeting to one or more stockholders, or any irregularity in such notice, shall not affect the validity of any meeting fixed in accordance with this Article II or the validity of any proceedings at any such meeting.

Subject to Section 11(a) of this Article ~~III~~II, any business of the ~~Company~~Corporation may be transacted at an annual meeting of ~~Stockholders~~stockholders without being specifically designated in the notice, except such business as is required by any statute to be stated in such notice. No business shall be transacted at a special meeting of ~~Stockholders~~stockholders except as specifically designated in the notice. The Corporation may postpone or cancel a meeting of stockholders by making a public announcement (as defined in Section 11(c)(4) of this Article II) of such postponement or cancellation prior to the meeting. Notice of the date, time and place to which the meeting is postponed shall be given not less than ten days prior to such date and otherwise in the manner set forth in this Section 4.

Section 5.   ORGANIZATION AND CONDUCT. Every meeting of ~~Stockholders~~stockholders shall be conducted by an individual appointed by the Board of Directors to be ~~chairman~~chair of the meeting or, in the absence of such appointment or appointed individual, by the ~~chairman~~chair of the board or, in the case of a vacancy in the office or absence of the ~~chairman~~chair of the board, by one of the following ~~officers~~individuals present at the meeting~~: the vice chairman of the board, if any~~ in the following order: the lead independent director, if there is one, the chief executive officer, the president, the vice presidents in their order of rank and, within each rank, in their order of seniority, the secretary, ~~the treasurer~~ or, in the absence of such officers, a ~~chairman~~chair chosen by the ~~Stockholders~~stockholders by the vote of a majority of the votes cast by ~~Stockholders~~stockholders present in person or by proxy. The secretary, or, in the ~~secretary's~~case of a vacancy in the office or absence of the secretary, an assistant secretary, or ~~in the absence of both the secretary and assistant secretaries,~~ an individual appointed by the Board of Directors or, ~~in~~ the ~~absence of such appointment, an individual appointed by the chairman of the~~chair of the meeting shall act as secretary. In the event that the secretary presides at a meeting of ~~the Stockholders~~stockholders, an assistant secretary, or, in the absence of all assistant secretaries, an individual appointed by the Board of Directors or the ~~chairman~~chair of the meeting, shall record the minutes of the meeting. Even if present at the meeting, the person holding the office named herein may delegate to another person the power to act as chair or secretary of the meeting. The order of business and all other matters of procedure at any meeting of ~~Stockholders~~stockholders shall be determined by the ~~chairman~~chair of the meeting. The ~~chairman~~chair of the meeting may prescribe such rules, regulations and procedures and take such action as, in the discretion of ~~such chairman~~the chair and without any action by the stockholders, are appropriate for the proper conduct of the meeting, including, without limitation, (a) restricting admission to the time set for the commencement of the meeting; (b) limiting attendance or participation at the meeting to ~~Stockholders~~stockholders of record of the ~~Company~~Corporation, their duly authorized proxies and ~~other~~ such other individuals as the ~~chairman~~chair of the meeting may determine; (c) ~~limiting participation~~recognizing speakers at the meeting ~~on any matter to Stockholders of record of the Company entitled to vote on such matter, their duly authorized proxies and other such individuals as the chairman of the meeting may determine; (d) limiting the time allotted to questions or comments by participants; (e)~~and determining when and for how long speakers and any individual speaker may address the meeting; (d) determining when and for how long the polls should be opened and when the polls should be ~~opened and~~ closed and when announcement of the results should be made; (~~f~~e) maintaining order and security at the meeting; (~~g~~f) removing any ~~Stockholder~~stockholder or any other individual who refuses to comply with meeting procedures, rules or guidelines as set forth by the ~~chairman~~chair of the meeting; (~~h~~g) concluding a meeting or recessing or adjourning the meeting, whether or not a quorum is present, to a later date and time and at a place either (i) announced at the meeting or (ii) provided at a future time through means announced at the meeting; and (~~i~~h) ~~concluding the meeting~~complying with any state and local laws and regulations concerning safety and security. Unless otherwise determined by the ~~chairman~~chair of the meeting, meetings of ~~Stockholders~~stockholders shall not be required to be held in accordance with ~~the~~any rules of parliamentary procedure.

Section 6.   QUORUM. ~~The~~ At any meeting of stockholders, the presence in person or by proxy of ~~the holders of shares of stock of the Company~~stockholders entitled to cast ~~at least 50% of~~one-third of all the votes entitled to be cast ~~(without regard to class)~~at such meeting on any matter shall constitute a quorum~~at any meeting of the stockholders~~, except with respect to any ~~such~~ matter ~~that~~which, under applicable statutes ~~or~~, regulatory requirements or the charter of the ~~Company~~Corporation (the "Charter"), requires approval by a separate vote of one or more series or classes of stock, in which case the presence in person or by proxy of the holders of shares entitled to cast ~~a majority~~one-third of the votes entitled to be cast by ~~each such~~holders of shares of each series or class entitled to vote as a series or class on ~~such a~~the matter shall constitute a quorum. This section shall not affect any requirement under any statute or the Charter for the vote necessary for the approval of any matter.   If~~, however,~~ such quorum ~~shall~~is not ~~be present~~established at any meeting of the ~~Stockholders~~stockholders, the ~~chairman~~chair of the meeting ~~shall have the power to~~may adjourn the meeting from time to time to a date not more than 120 days after the original record date without notice other than announcement at the meeting. ~~At such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally notified.~~ The date, time and place of the meeting, as reconvened, shall be either (a) announced at the meeting or (b) provided at a future time through means announced at the meeting.

The ~~Stockholders~~stockholders present either in person or by proxy, at a meeting which has been duly called and ~~convened~~at which a quorum has been established, may continue to transact business until adjournment, notwithstanding the withdrawal from the meeting of enough ~~Stockholders~~stockholders to leave ~~less~~fewer than would be required to establish a quorum.

Section 7.   VOTING. A plurality of all the votes cast at a meeting of ~~Stockholders~~stockholders duly called and at which a quorum is present shall be sufficient to elect a director. ~~A concurrence of the Board of Directors shall not be required for a quorum of the Stockholders to vote to elect the directors. Each Share may be voted~~ Each share entitles the holder thereof to vote for as many individuals as there are directors to be elected and for whose election the ~~share~~holder is entitled to ~~be voted~~vote. A majority of the votes cast at a meeting of ~~Stockholders~~stockholders duly called and at which a quorum is present shall be sufficient to approve any other matter which may properly come before the meeting, unless more than a majority of the votes cast is required by statute ~~or~~, by the Charter. Unless otherwise provided ~~in~~by statute or by the Charter, each outstanding ~~Share~~share of stock, regardless of class, ~~shall be entitled to~~entitles the holder thereof to cast one vote on each matter submitted to a vote at a meeting of

~~Stockholders~~stockholders. Voting on any question or in any election may be *viva voce* unless the ~~chairman~~chair of the meeting shall order that voting be by ballot or otherwise.

~~A majority of the then outstanding Shares may, without the necessity for concurrence by the Board of Directors, vote to:~~
~~a. amend the Articles of Incorporation and/or these Bylaws;~~
~~b. terminate the Company; or~~
~~c. remove a director.~~
~~Neither the Adviser nor any Director nor any Affiliate may vote Affiliate Shares or consent on matters submitted to the Stockholders regarding the removal of the Adviser, a Director or any Affiliate or any transaction between the Company and any of them. In determining the requisite percentage of Shares needed to approve a matter on which the Adviser, a Director or any Affiliate may not vote Affiliate Shares or consent, any Affiliate Shares owned by such persons may not be voted.~~
Section 8.   PROXIES. A ~~Stockholder may cast~~ ~~the votes entitled to be cast by the~~holder of record of shares of stock ~~owned of record by the Stockholder~~of the Corporation may cast votes in person or by proxy that is (a) executed by the ~~Stockholder~~stockholder or by the ~~Stockholder's~~stockholder's duly authorized agent in any manner permitted by applicable law, (b) compliant with Maryland law and these Bylaws and (c) filed in accordance with the procedures established by the Corporation. Such proxy or evidence of authorization of such proxy shall be filed with the ~~secretary~~record of the ~~Company before or at~~proceedings of the meeting. No proxy shall be valid more than eleven months after its date unless otherwise provided in the proxy.

Any stockholder directly or indirectly soliciting proxies from other stockholders must use a proxy card color other than white, which shall be reserved for the exclusive use by the Board of Directors.

Section 9.   VOTING OF STOCK BY CERTAIN HOLDERS. Stock of the ~~Company~~Corporation registered in the name of a corporation, limited liability company, partnership, joint venture, trust or other entity, if entitled to be voted, may be voted by the president or a vice president, ~~a~~managing member, manager, general partner or trustee thereof, as the case may be, or a proxy appointed by any of the foregoing individuals, unless some other person who has been appointed to vote such stock pursuant to a bylaw or a resolution of the governing body of such corporation or other entity or agreement of the partners of a partnership presents a certified copy of such bylaw, resolution or agreement, in which case such person may vote such stock. Any ~~director or other~~trustee or fiduciary, in such capacity, may vote stock registered in ~~his or her~~such trustee's or fiduciary's name~~as such fiduciary~~, either in person or by proxy.

Shares of stock of the ~~Company~~Corporation directly or indirectly owned by it shall not be voted at any meeting and shall not be counted in determining the total number of outstanding ~~Shares~~shares entitled to be voted at any given time, unless they are held by it in a fiduciary capacity, in which case they may be voted and shall be counted in determining the total number of outstanding ~~Shares~~shares at any given time.

The Board of Directors may adopt by resolution a procedure by which a ~~Stockholder~~stockholder may certify in writing to the ~~Company~~Corporation that any ~~Shares~~shares of stock registered in the name of the ~~Stockholder~~stockholder are held for the account of a specified person other than the ~~Stockholder~~stockholder. The resolution shall set forth the class of ~~Stockholders~~stockholders who may make the certification, the purpose for which the certification may be made, the form of certification and the information to be contained in it; if the certification is with respect to a record date~~or closing of the stock transfer books~~, the time after the record date ~~or closing of the stock transfer books~~within which the certification must be received by the ~~Company~~Corporation; and any other provisions with respect to the procedure which the Board of Directors considers necessary or ~~desirable~~appropriate. On receipt by the secretary of the Corporation of such certification, the person specified in the certification shall be regarded as, for the purposes set forth in the certification, the ~~Stockholder~~holder of record of the specified stock in place of the ~~Stockholder~~stockholder who makes the certification.

Section 10.   INSPECTORS. The Board of Directors~~, in advance of any meeting, may, but need not, appoint one or more individual inspectors or one or more entities that designate individuals as inspectors to act at the meeting or any adjournment thereof. If an inspector or inspectors are not appointed, the person presiding at the meeting may, but need not, appoint~~ or the chair of the meeting may appoint, before or at the meeting, one or more inspectors.~~ In case any person who may be appointed as an inspector fails to appear or act, the vacancy may be filled by appointment made by the Board of Directors in advance of the meeting or at the meeting by the chairman of the meeting. The~~ for the meeting and any successor to the inspector. Except as otherwise provided by the chair of the meeting, the inspectors, if any, shall (a) determine the number of ~~Shares outstanding and the voting power of each, the Shares~~shares of stock represented at the meeting, ~~the existence of a quorum,~~in person or by proxy, and the validity and effect of proxies, ~~and shall~~(b) receive and tabulate all votes, ballots or consents, (c) report such tabulation to the chair of the meeting, (d) hear and determine all challenges and questions arising in connection with the right to vote, ~~count and tabulate all votes, ballots or consents, and determine the result, and~~and (e) do such acts as are proper to fairly conduct the election or vote~~with fairness to all Stockholders~~. Each such report shall be in writing and signed by ~~him~~the inspector or ~~her or~~by a majority of them if there is more than one inspector acting at such meeting. If there is more than one inspector, the report of a majority shall be the report of the inspectors. The report of the inspector or inspectors on the number of ~~Shares~~shares represented at the meeting and the results of the voting shall be *prima facie* evidence thereof.

Section 11. ADVANCE NOTICE OF STOCKHOLDER NOMINEES FOR DIRECTOR AND OTHER STOCKHOLDER PROPOSALS.

~~(a)~~   (a)   Annual Meetings of Stockholders. (1) Nominations of individuals for election to the Board of Directors and ~~the proposal~~proposals of other business to be considered ~~by the Stockholders may be made~~at an annual meeting of ~~Stockholders~~stockholders by the stockholders may only be made (i) pursuant to the ~~Company's~~Corporation's notice of meeting, (ii) by or at the direction of the Board of Directors~~,~~ or (iii) by any ~~Stockholder of the Company who was a Stockholder of record both~~stockholder of the Corporation who was a stockholder of record at the record date set by the Board of Directors for the purpose of determining stockholders entitled to vote at the annual meeting, at the time of giving of notice by the ~~Stockholder~~stockholder as provided for in this Section 11(a) and at the time of the annual meeting (and any postponement or adjournment thereof), who is entitled to vote at the meeting in the election of each individual so nominated or on any such other business and who has complied with this Section 11(a).

~~(2)~~ (2) For ~~nominations~~any nomination or other business to be properly brought before an annual meeting by a ~~Stockholder~~stockholder pursuant to clause
 (iii) of paragraph (a)(1) of this Section 11, the ~~Stockholder~~stockholder must have given timely notice thereof in writing to the secretary of the ~~Company~~Corporation and any such other business must otherwise be a proper matter for action by the ~~Stockholders~~stockholders. To be timely, a ~~Stockholder's~~stockholder's notice shall set forth all information and representations required under this Section 11 and shall be delivered to the secretary at the principal executive office of the ~~Company~~Corporation not earlier than the 150th day ~~prior to the first anniversary of the date of mailing of the notice for the preceding year's annual meeting~~ nor later than 5:00 p.m., ~~Central~~Pacific Time, on the 120th day prior to the first anniversary of the date of ~~mailing of the notice~~the proxy statement (as defined in Section 11(c)(4) of this Article II) for the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is advanced or delayed by more than 30 days from the first anniversary of the date of the preceding year's annual meeting ~~(and in the case of the first annual meeting of Stockholders),~~, in order for notice by the ~~Stockholder~~stockholder to be timely, such notice must be so delivered not earlier than the 150th day prior to the date of such annual meeting and not later than 5:00 p.m., ~~Central~~Pacific Time, on the later of the 120th day prior to the date of such annual meeting, as originally convened, or the tenth day following the day on which public announcement of the date of such meeting is first made. The ~~public announcement of a~~ postponement or adjournment of an annual meeting (or the public announcement thereof) shall not commence a new time period (or extend any time period) for the giving of a ~~Stockholder's~~stockholder's notice as described above. ~~Such Stockholder's notice shall set forth (i) as to each individual whom the Stockholder proposes to nominate for election or reelection as a director, (A) the name, age, business address, and residence address of such individual, (B) the class, series and number of any Shares of stock of the Company that are beneficially owned by such individual, (C) the date such Shares were acquired and the investment intent of such acquisition, (D) whether such Stockholder believes any such individual does, or does not, meet the independence requirements of the rules and regulations promulgated by the Securities and Exchange Commission and information regarding such individual that is sufficient, in the discretion of the Board of Directors or any committee thereof or any~~

(3)   Such stockholder's notice shall set forth:

~~authorized officer of the Company, to make such determination, (E) sufficient information, with appropriate verification of the accuracy thereof, to enable the Nominating Committee of the Board of Directors, or in the absence thereof, the entire Board of Directors, to make the determination as to the individual's qualifications required under Article IV, Section 2(b) of these Bylaws and (F) all other~~

(i)   as to each individual whom the stockholder proposes to nominate for election or reelection as a director (each, a "Proposed Nominee"), all information relating to ~~such individual that is~~the Proposed Nominee that would be required to be disclosed in ~~solicitations~~connection with the solicitation of proxies for the election of ~~directors~~the Proposed Nominee as a director in an election contest (even if an election contest is not involved), or ~~is~~would otherwise be required in connection with such solicitation, in each case pursuant to Regulation 14A (or any successor provision) under the Exchange Act ~~and the rules thereunder (including such individual's written consent to being named in the~~ proxy statement ~~as a nominee and to serving as a director if elected)~~;

(ii)   as to any other business that the ~~Stockholder~~stockholder proposes to bring before the meeting, (A) a description of such business (including the text of any proposal), the stockholder's reasons for proposing such business at the meeting and any material interest in such business of such stockholder ~~and~~or any Stockholder Associated Person (as defined below), individually or in the aggregate, including any anticipated benefit to the ~~Stockholder and~~stockholder or the Stockholder Associated Person therefrom and (B) any other information relating to such item of business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies in support of the business proposed to be brought before the meeting pursuant to Regulation 14A (or any successor provision) of the Exchange Act;

(iii)   as to the ~~Stockholder~~stockholder giving the notice, any Proposed Nominee and any Stockholder Associated Person, ~~the class, series and number of all Shares of stock of the Company which are owned by such Stockholder and by such Stockholder Associated Person, if any, and~~

(A)   the class, series and number of all shares of stock or other securities of the Corporation (collectively, the "Company Securities"), if any, which are owned (beneficially or of record) by such stockholder, Proposed Nominee or Stockholder Associated Person, the date on which each such Company Security was acquired and the investment intent of such acquisition, and any short interest (including any opportunity to profit or share in any benefit from any decrease in the price of such stock or other security) in any Company Securities of any such person,

(B)   the nominee holder for, and number of, ~~Shares~~any Company Securities owned beneficially but not of record by such ~~Stockholder and by any such~~stockholder, Proposed Nominee or Stockholder Associated Person~~; (iv) as to the Stockholder~~, and

(C)   whether and the extent to which such stockholder, Proposed Nominee or Stockholder Associated Person, directly or indirectly (through brokers, nominees or otherwise), is subject to or during the previous six months has engaged in any hedging, derivative or other transaction or series of transactions or entered into any other agreement, arrangement or understanding (including any short interest, any borrowing or lending of securities or any proxy or voting agreement), the effect or intent of which is to (I) manage risk or benefit of changes in the price of **(x)** Company Securities or (y) any security of any entity that was listed in the Peer Group in the Stock Performance Graph in the most recent annual report to security holders of the Corporation (a "Peer Group Company") for such stockholder, Proposed Nominee or Stockholder Associated Person or (II) increase or decrease the voting power of such stockholder, Proposed Nominee or Stockholder Associated Person in the Corporation (or, as applicable, in any Peer Group Company) disproportionately to such person's economic interest in the Company Securities (or, as applicable, in any Peer Group Company);and

(D)   any substantial interest, direct or indirect (including, without limitation, any existing or prospective commercial, business or contractual relationship with the Corporation), by security holdings or otherwise, of such stockholder, Proposed Nominee or Stockholder Associated Person, in the Corporation, other than an interest arising from the ownership of Company Securities where such stockholder, Proposed Nominee or Stockholder Associated Person receives no extra or special benefit not shared on a *pro rata* basis by all other holders of the same class or series;

(iv)   as to the stockholder giving the notice and, any Stockholder Associated Person covered bywith an interest or ownership referred to in clauses (ii) or (iii) of this paragraph (23) of this Section 11(a) and any Proposed Nominee,

(A)   the name and address of such Stockholderstockholder, as they appear on the Company'sCorporation's stock ledger, and the current name and address, if different, and of each such Stockholder Associated Person; and (v)any Proposed Nominee and

(B)   the investment strategy or objective, if any, of such stockholder and each such Stockholder Associated Person that is not an individual and a copy of the prospectus, offering memorandum or similar document, if any, provided to investors or potential investors in such stockholder and each such Stockholder Associated Person;

(v)   the name and address of any person who contacted or was contacted by the stockholder giving the notice or any Stockholder Associated Person about the Proposed Nominee or other business proposal;

(vi)   to the extent known by the Stockholderstockholder giving the notice, the name and address of any other Stockholderperson financially supporting the nominee for election or reelection as a director or the proposal of other business on the date of such Stockholder's notice.;

(vii)   if the stockholder is proposing one or more Proposed Nominees, a representation that such stockholder, Proposed Nominee or Stockholder Associated Person intends or is part of a group which intends to solicit the holders of shares representing at least 67% of the voting power of shares entitled to vote on the election of directors in support of Proposed Nominees in accordance with Rule 14a-19 of the Exchange Act; and

(viii)   all other information regarding the stockholder giving the notice and each Stockholder Associated Person that would be required to be disclosed by the stockholder in connection with the solicitation of proxies for the election of directors in an election contest (even if an election contest is not involved), or would otherwise be required in connection with such a solicitation, in each case pursuant to Regulation 14A (or any successor provision) under the Exchange Act.

(4)   Such stockholder's notice shall, with respect to any Proposed Nominee, be accompanied by a:

(i) written representation executed by the Proposed Nominee:

(A) that such Proposed Nominee (I) is not, and will not become, a party to any agreement, arrangement or understanding with any person or entity other than the Corporation in connection with service or action as a director that has not been disclosed to the Corporation, (II) consents to be named in a proxy statement as a nominee, (III) consents to serve as a director of the Corporation if elected, (IV) will notify the

Corporation simultaneously with the notification to the stockholder of the Proposed Nominee's actual or potential unwillingness or inability to serve as a director and (V) does not need any permission or consent from any third party to serve as a director of the Corporation, if elected, that has not been obtained, including any employer or any other board or governing body on which such Proposed Nominee serves;

(B) attaching copies of any and all requisite permissions or consents; and

(C) attaching a completed Proposed Nominee questionnaire (which questionnaire shall be provided by the Corporation, upon request, to the stockholder providing the notice and shall include all information relating to the Proposed Nominee that would be required to be disclosed in connection with the solicitation of proxies for the election of the Proposed Nominee as a director in an election contest (even if an election contest is not involved), or would otherwise be required in connection with such solicitation, in each case pursuant to Regulation 14A (or any successor provision) under the Exchange Act, or would be required pursuant to the rules of any national securities exchange on which any securities of the Corporation are listed or over-the-counter market on which any securities of the Corporation are traded); and

(ii) written representation executed by the stockholder that such stockholder will:

(A) comply with Rule 14a-19 promulgated under the Exchange Act in connection with such stockholder's solicitation of proxies in support of any Proposed Nominee;

(B) notify the Corporation as promptly as practicable of any determination by the stockholder to no longer solicit proxies for the election of any Proposed Nominee as a director at the annual meeting;

(C) furnish such other or additional information as the Corporation may request for the purpose of determining whether the requirements of this Section 11 have been complied with and of evaluating any nomination or other business described in the stockholder's notice; and

(D) appear in person or by proxy at the meeting to nominate any Proposed Nominees or to bring such business before the meeting, as applicable, and acknowledges that if the stockholder does not so appear in person or by proxy at the meeting to nominate such Proposed Nominees or bring such business before the meeting, as applicable, the Corporation need not bring such Proposed Nominee or such business for a vote at such meeting and any proxies or votes cast in favor of the election of any such Proposed Nominee or of any proposal related to such other business need not be counted or considered.

(3) (5) Notwithstanding anything in this subsection (a) of this Section 11 to the contrary, in the event that the number of directors to be elected to the Board of Directors is increased, and there is no public announcement of such action at least 130 days prior to the first anniversary of the date of mailing of the noticethe proxy statement (as defined in Section 11(c)(4) of this Article II) for the preceding year's annual meeting, a Stockholder'sstockholder's notice required by clause (iii) of paragraph (a)(1) of this Section 11(a) shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the secretary at the principal executive office of the CompanyCorporation not later than 5:00 p.m., CentralPacific Time, on the tenth day following the day on which such public announcement is first made by the CompanyCorporation.

(4) (6) For purposes of this Section 11, ""Stockholder Associated Person"" of any stockholder shall mean (i) any person controlling, directly or indirectly, or acting in concert with, such Stockholderwho is a member, with such stockholder, of any "group," as that term is used for purposes of Section 13(d)(3) of the

Exchange Act or who is otherwise a participant (as defined in Instruction 3 to Item 4 of Schedule 14A under the Exchange Act) in the solicitation, (ii) any beneficial owner of ~~Shares~~shares of stock of the ~~Company~~Corporation owned of record or beneficially by such ~~Stockholder~~stockholder (other than a stockholder that is a depositary) and (iii) any person ~~controlling,~~that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such ~~Stockholder Associated Person~~stockholder.

(b)   (b)   Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of ~~Stockholders~~stockholders as shall have been brought before the meeting pursuant to the ~~Company's notice of~~Corporation's notice of meeting. No stockholder may make a proposal of other business to be considered at a special meeting or, except as contemplated by and in accordance with the next two sentences of this Section 11(b), nominate an individual for election to the Board of Directors at a special meeting. Nominations of individuals for election to the Board of Directors may be made at a special meeting of ~~Stockholders~~stockholders at which directors are to be elected ~~(i) pursuant to the Company's notice of meeting, (ii~~only (1) by or at the direction of the Board of Directors or (~~iii~~2) provided that the ~~Board of Directors has determined that directors shall be elected at such~~ special meeting has been called in accordance with Section 3(a) of this Article II for the purpose of electing directors, by any stockholder of the ~~Company who is a Stockholder of record both at~~Corporation who is a stockholder of record at the record date set by the Board of Directors for the purpose of determining stockholders entitled to vote at the special meeting, at the time of giving of notice provided for in this Section 11 and at the time of the special meeting (and any postponement or adjournment thereof), who is entitled to vote at the meeting ~~and who~~in the election of each individual so nominated and who has complied with the notice procedures set forth in this Section 11. In the event the ~~Company~~Corporation calls a special meeting of ~~Stockholders~~stockholders for the purpose of electing one or more individuals to the Board of Directors, any ~~Stockholder~~stockholder may nominate an individual or individuals (as the case may be) for election as a director as specified in the ~~Company's~~Corporation's notice of meeting, if the ~~Stockholder's notice~~stockholder's notice, containing the information and representations required by ~~paragraph (2~~paragraphs (a)(3) and (4) of this Section 11~~(a) shall be~~, is delivered to the secretary at the principal executive office of the ~~Company~~Corporation not earlier than the ~~150th~~120th day prior to such special meeting and not later than 5:00 p.m., ~~Central~~Pacific Time, on the later of the ~~120th~~90th day prior to such special meeting or the tenth day following the day on which public announcement is first made of the date of the special meeting ~~and of the nominees proposed by the Board of Directors to be elected at such meeting. The public announcement of a~~. The postponement or adjournment of a special meeting (or public announcement thereof) shall not commence a new time period (or extend any time period) for the giving of a ~~Stockholder's~~stockholder's notice as described above.

(c)   (c)   General. (1) ~~Upon written request by the secretary or the Board of Directors or any committee thereof, any Stockholder~~ If any information or representation submitted pursuant to this Section 11 by any stockholder proposing a nominee for election as a director or any proposal for other business at a meeting of ~~Stockholders~~stockholders, including any information or representation from a Proposed Nominee, shall be inaccurate in any material respect, such information or representation may be deemed not to have been provided in accordance with this Section 11. Any such stockholder shall notify the Corporation of any inaccuracy or change (within two Business Days of becoming aware of such inaccuracy or change) in any such information or representation. Upon written request by the secretary or the Board of Directors, any such stockholder or Proposed Nominee shall provide, within five Business Days of delivery of such request (or such other period as may be specified in such request), (i) written verification, satisfactory, in the discretion of the Board of Directors or any ~~committee thereof or any~~authorized officer of the ~~Company~~Corporation, to demonstrate the accuracy of any information submitted by the ~~Stockholder~~stockholder pursuant to this Section 11. ~~ If a Stockholder,~~ (ii) a written update of any information (including, if requested by the Corporation, written confirmation by such stockholder that it continues to intend to bring such nomination or other business proposal before the meeting and, if applicable, satisfy the requirements of Rule 14a-19(a)(3)) submitted by the stockholder pursuant to this Section 11 as of an earlier date and (iii) an updated representation by each Proposed Nominee that such individual will serve as a director of the Corporation if elected. If a stockholder or

Proposed Nominee fails to provide such written verification, update or representation within such period, the information as to which such written verification, update or representation was requested may be deemed not to have been provided in accordance with this Section 11.

(2)   (2)   Only such individuals who are nominated in accordance with this Section 11 shall be eligible for election by ~~Stockholders~~stockholders as directors, and only such business shall be conducted at a meeting of ~~Stockholders~~stockholders as shall have been brought before the meeting in accordance with this Section 11. ~~The chairman~~ A stockholder proposing a Proposed Nominee shall have no right to (i) nominate a number of Proposed Nominees that exceed the number of directors to be elected at the meeting or (ii) substitute or replace any Proposed Nominee unless such substitute or replacement is nominated in accordance with this Section 11 (including the timely provision of all information and representations with respect to such substitute or replacement Proposed Nominee in accordance with the deadlines set forth in this Section 11). If the Corporation provides notice to a stockholder that the number of Proposed Nominees proposed by such stockholder exceeds the number of directors to be elected at a meeting, the stockholder must provide written notice to the Corporation within five Business Days stating the names of the Proposed Nominees that have been withdrawn so that the number of Proposed Nominees proposed by such stockholder no longer exceeds the number of directors to be elected at a meeting. If any individual who is nominated in accordance with this Section 11 becomes unwilling or unable to serve on the Board of Directors, then the nomination with respect to such individual shall no longer be valid and no votes may validly be cast for such individual. The chair of the meeting shall have the power to determine whether a nomination or any other business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with this Section 11.

(3)   Notwithstanding the foregoing provisions of this Section 11, the Corporation shall disregard any proxy authority granted in favor of, or votes for, director nominees other than the Corporation's nominees if the stockholder or Stockholder Associated Person (each, a "Soliciting Stockholder") soliciting proxies in support of such director nominees abandons the solicitation or does not (i) comply with Rule 14a-19 promulgated under the Exchange Act, including any failure by the Soliciting Stockholder to (A) provide the Corporation with any notices required thereunder in a timely manner or (B) comply with the requirements of Rule 14a-19(a)(2) and Rule 14a-19(a)(3) promulgated under the Exchange Act or (ii) timely provide sufficient evidence in the determination of the Board of Directors sufficient to satisfy the Corporation that such Soliciting Stockholder has met the requirements of Rule 14a-19(a)(3) promulgated under the Exchange Act in accordance with the following sentence. Upon request by the Corporation, such Soliciting Stockholder shall deliver to the Corporation, no later than five Business Days prior to the applicable meeting, sufficient evidence in the judgment of the Board of Directors that it has met the requirements of Rule 14a-19(a)(3) promulgated under the Exchange Act.

~~(3)~~ (4) For purposes of this Section 11, ~~(a) the "date of mailing of the notice" shall mean~~ "the date of the proxy statement ~~for the solicitation of proxies for election of directors and (b) "public~~ " shall have the same meaning as "the date of the company's proxy statement released to shareholders" as used in Rule 14a-8(e) promulgated under the Exchange Act, as interpreted by the Securities and Exchange Commission from time to time. "Public announcement~~"~~" shall mean disclosure (i) in a press release reported by the Dow Jones News Service, Associated Press, Business Wire, PR Newswire or ~~comparable~~other widely circulated news or wire service or

(ii) in a document publicly filed by the ~~Company~~Corporation with the Securities and Exchange Commission pursuant to the Exchange Act.

~~(4)~~   (5)   Notwithstanding the foregoing provisions of this Section 11, a ~~Stockholder~~stockholder shall also comply with all applicable requirements of state law and of the Exchange Act ~~and the rules and regulations thereunder~~ with respect to the matters set forth in this Section 11. Nothing in this Section 11 shall be deemed to affect any right of a ~~Stockholder~~stockholder to request inclusion of a proposal in, ~~nor~~or the right of the ~~Company~~Corporation to omit a proposal from, ~~the Company's~~any proxy statement filed by the Corporation with the Securities and Exchange Commission pursuant to Rule 14a-8 (or any successor provision) under the Exchange Act. Nothing in this Section 11 shall require disclosure of revocable proxies received by, or routine solicitation contacts made by or on behalf of, the stockholder or Stockholder Associated Person pursuant to a solicitation of proxies after the filing of a definitive proxy statement on Schedule 14A by such stockholder or Stockholder Associated Person.

(6)   Notwithstanding anything in these Bylaws to the contrary, except as otherwise determined by the chair of the meeting, if the stockholder giving notice as provided for in this Section 11 does not appear in person or by proxy at such annual or special meeting to present each nominee for election as a director or the proposed business, as applicable, such matter shall not be considered at the meeting.

Section 12.   CONTROL SHARE ACQUISITION ACT. Notwithstanding any other provision of the Charter or these Bylaws, Title 3, Subtitle 7 of the Maryland General Corporation Law, or any successor statute (the "MGCL"), shall not apply to any acquisition by any person of ~~Shares~~shares of stock of the ~~Company~~Corporation. This section may be repealed, in whole or in part, at any time, whether before or after an acquisition of control shares and, upon such repeal, may, to the extent provided by any successor bylaw, apply to any prior or subsequent control share acquisition.

Section 13.   STOCKHOLDERS' CONSENT IN LIEU OF MEETING. Any action required or permitted to be taken at any meeting of stockholders may be taken without a meeting (a) if a unanimous consent setting forth the action is given in writing or by electronic transmission by each stockholder entitled to vote on the matter and filed with the minutes of proceedings of the stockholders or (b) if the action is advised, and submitted to the stockholders for approval, by the Board of Directors and a consent in writing or by electronic transmission of stockholders entitled to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting of stockholders at which all stockholders entitled to vote on the matter are present and all eligible shares are voted is delivered to the Corporation in accordance with the MGCL. The Corporation shall give notice of any action taken by less than unanimous consent to each stockholder not later than ten days after the effective time of such action.

ARTICLE ~~IV~~ III

DIRECTORS

Section 1.   GENERAL POWERS. The business and affairs of the ~~Company~~Corporation shall be managed under the direction of ~~its~~the Board of Directors.

Section 2.   NUMBER, TENURE AND ~~QUALIFICATIONS.~~
~~(a)~~ RESIGNATION. A ~~Number and Tenure. At any regular meeting or at any special meeting called for that purpose, a~~ majority of the entire Board of Directors may establish, increase or decrease the number of directors, provided that the number thereof shall never be less than ~~three (3) and never less than~~ the minimum number required by the MGCL, nor more than ~~five (5),~~15, and further provided that ~~a majority of the directors shall be Independent Directors. The~~the tenure of office of a director shall ~~be for a term of one year, but such director may be reelected by the Stockholders. Independent Directors shall nominate replacements for vacancies amongst the independent directors' position.~~not be affected by any decrease in the number of directors. Any director of the Corporation may resign at any time by delivering a resignation to the Board of Directors, the chair of the board or the secretary. Any resignation shall take effect immediately upon its receipt or at such later time specified in the resignation. The acceptance of a resignation shall not be necessary to make it effective unless otherwise stated in the resignation.

~~(b) Qualifications. To qualify as a nominee for a directorship (other than the initial members of the Board of Directors), an individual, at the time of nomination, (i)(A) shall be at least 21 years of age and have substantial expertise, experience or relationships relevant to the business of the Company, and (B) shall have a degree from an accredited university or college in the United States or the equivalent degree from an equivalent institution of higher learning in another country, or a~~

certification as a public accountant in the United States, or be deemed an "audit committee financial expert" as such term is defined in Item 401 of Regulation S-K (or any successor provision) promulgated by the Securities and Exchange Commission or (ii) shall be a current director of the Company. An individual must also have at least three years of relevant experience demonstrating the knowledge and experience required to oversee the Company's acquisition and management of the assets the Company acquires. Additionally, at least one of the Independent Directors must have at least three years of relevant real estate experience. The Nominating Committee of the Board of Directors, or in the absence thereof, the entire Board of Directors, in its sole discretion, shall determine whether an individual satisfies the foregoing qualifications. Any individual who does not satisfy the qualifications set forth under this subsection (b) shall not be eligible for nomination or election as a director.

Section 3.   ANNUAL AND REGULAR MEETINGS. An annual meeting of the Board of Directors shall be held, and may be held immediately after and at the same place as the annual meeting of Stockholders, no notice other than this Bylaw being necessary. In the event such meeting is not so held, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors. The Board of Directors may provide, by resolution, the time and place ~~for the holding~~ of regular meetings of the Board of Directors without <u>other</u> notice ~~other~~ than such resolution.

~~At, or before, the first meeting of the Board of Directors, these Bylaws shall be reviewed and ratified by a majority vote of the directors and of the Independent Directors.~~

Section 4.   SPECIAL MEETINGS. Special meetings of the Board of Directors may be called by or at the request of the ~~chairman~~<u>chair</u> of the board, the chief executive officer, the president~~, the general counsel,~~ or ~~by~~ a majority of the directors then in office. The person or persons authorized to call special meetings of the Board of Directors may fix ~~any~~<u>the time and</u> place ~~as the place for holding~~<u>of</u> any special meeting of the Board of Directors called by them. The Board of Directors may provide, by resolution, the time and place ~~for the holding~~ of special meetings of the Board of Directors without other notice than such resolution.

Section 5.   NOTICE. Notice of any special meeting of the Board of Directors shall be delivered personally or by telephone, electronic mail, facsimile transmission, <u>courier or</u> United States mail ~~or courier~~ to each director at ~~his or her~~<u>such director's</u> business or residence address. Notice by personal delivery, telephone, electronic mail or facsimile transmission shall be given at least 24 hours prior to the meeting. Notice by United States mail shall be given at least three days prior to the meeting. Notice by courier shall be given at least two days prior to the meeting. Telephone notice shall be deemed to be given when the director or ~~his or her~~<u>such director's</u> agent is personally given such notice in a telephone call to which the director or ~~his or her~~<u>such director's</u> agent is a party. Electronic mail notice shall be deemed to be given upon transmission of the message to the electronic mail address given to the ~~Company~~<u>Corporation</u> by the director. Facsimile transmission notice shall be deemed to be given upon completion of the transmission of the message to the number given to the ~~Company~~<u>Corporation</u> by the director and receipt of a completed answer-back indicating receipt. Notice by United States mail shall be deemed to be given when deposited in the United States mail properly addressed, with postage thereon prepaid. Notice by courier shall be deemed to be given when deposited with or delivered to a courier properly addressed. Neither the business to be transacted at, nor the purpose of, any annual, regular or special meeting of the Board of Directors need be stated in the notice, unless specifically required by statute or these Bylaws.

Section 6.   QUORUM. A majority of the directors shall constitute a quorum for <u>the</u> transaction of business at any meeting of the Board of Directors, provided that, if less than a majority of such directors ~~are~~<u>is</u> present at ~~said~~<u>such</u> meeting, a majority of the directors present may adjourn the meeting from time to time without further notice, and provided further that if, pursuant to applicable law, the Charter~~,~~ or these Bylaws, the vote of a majority ~~of a particular~~<u>or other percentage of a specified</u> group of directors is required for action, a quorum must also include a majority <u>or such other percentage</u> of such group.

The directors present at a meeting which has been duly called and ~~convened~~<u>at which a quorum has been established</u> may continue to transact business until adjournment, notwithstanding the withdrawal <u>from the meeting</u> of enough directors to leave ~~less~~<u>fewer</u> than <u>required to establish</u> a quorum.

Section 7.   VOTING. The action of ~~the~~<u>a</u> majority of the directors present at a meeting at which a quorum is present shall be the action of the Board of Directors, unless the concurrence of a greater proportion is required for such action by applicable law, the ~~charter~~<u>Charter</u> or these Bylaws. If enough directors have withdrawn from a meeting to leave ~~less~~<u>fewer</u> than <u>required to establish</u> a quorum<u>,</u> but the meeting is not adjourned, the action of the majority of that number of directors necessary to constitute a quorum at such meeting shall be the action of the Board of Directors, unless the concurrence of a greater proportion is required for such action by applicable law, the Charter or these Bylaws.

~~Without concurrence of a majority of the outstanding Shares, the Board of Directors may not:~~

a. amend the Articles of Incorporation or these Bylaws, except for any amendment that does not adversely affect the rights, preferences and privileges of Stockholders including amendments to provisions relating to, director qualifications, fiduciary duty, liability and indemnification, conflicts of interest, investment policies or investment restrictions;

b. sell all or substantially all of the Company's assets other than in the ordinary course of the Company's business or in connection with liquidation and dissolution;

c. cause the merger or other reorganization of the Company; or

d. dissolve or liquidate the Company, other than before the initial investment in property.

With respect to shares owned by MCM Advisers, LP, a director, or any affiliate, neither MCM Advisers, LP, nor the directors, nor any Affiliate may vote or consent on matters submitted to the Stockholders regarding the removal of MCM Advisers, LP, a director, or any Affiliate or any transaction between the Company and any of them. In determining the requisite percentage in interest of Shares necessary to approve a matter on which MCM Advisers, LP, a director, and any affiliate may not vote or consent, any Shares owned by any of them shall not be included.

Section 8.   ORGANIZATION. At each meeting of the Board of Directors, the ~~chairman~~chair of the board or, in the absence of the ~~chairman, the vice chairman of the board, if any,~~chair, the chief executive officer shall act as ~~chairman of~~chair of the meeting. Even if present at the meeting, such director may designate another director to act as chair of the meeting. In the absence of both the ~~chairman and vice chairman~~chair of the board~~, the~~ and chief executive officer ~~or~~, the lead independent director, if one, or, in the absence of all such individuals, the president or, in the absence of the ~~chief executive officer, the president or in the absence of the~~ president, a director chosen by a majority of the directors present, shall act as ~~chairman~~chair of the meeting. The secretary or, in ~~his or her~~the secretary's absence, an assistant secretary of the ~~Company~~Corporation, or~~,~~ in the absence of the secretary and all assistant secretaries, ~~a person~~an individual appointed by the ~~chairman~~chair of the meeting, shall act as secretary of the meeting.

Section 9.   ~~TELEPHONE~~ MEETINGS BY REMOTE COMMUNICATION. Directors may participate in a meeting by means of a conference telephone~~, videoconference, or similar~~ or other communications equipment if all persons participating in the meeting can hear each other at the same time. Participation in a meeting by these means shall constitute presence in person at the meeting.

Section 10.   CONSENT BY DIRECTORS WITHOUT A MEETING. Any action required or permitted to be taken at any meeting of the Board of Directors may be taken without a meeting, if a consent ~~to such action is given~~ in writing or by electronic transmission ~~by the requisite number of directors to take~~to such action ~~at a meeting~~is given by each director and is filed with the minutes of proceedings of the Board of Directors.

Section 11.   VACANCIES. If for any reason any or all of the directors cease to be directors, such event shall not terminate the ~~Company~~Corporation or affect these Bylaws or the powers of the remaining directors hereunder. ~~Prior to the effectiveness of the Company's election in Article V of the Charter, any~~ Any vacancy on the Board of Directors ~~may be filled in the manner otherwise permitted by the MGCL. Upon the effectiveness of the Company's election in Article V of the Charter, except as may be~~ provided by the Board of Directors ~~in setting the terms of any class or series of preferred stock, (a) any vacancy on the Board of Directors may be filled only~~for any cause other than an increase in the number of directors may be filled by a majority of the remaining directors, even if ~~the remaining directors do not constitute a quorum and (b) any director elected to fill a vacancy shall serve for the remainder of the full term of the class in which the vacancy occurred and until a~~such majority is less than a quorum. Any vacancy in the number of directors created by an increase in the number of directors may be filled by a majority of the entire Board of Directors. Any individual so elected as director shall serve until the next annual meeting of stockholders and until such director's successor is duly elected and qualifies.

~~Section 12.   RESIGNATIONS. Any director may resign from the Board of Directors or any committee thereof at any time by giving written notice of his or her resignation to the Board of Directors. Any resignation shall take effect immediately upon its receipt or at such later time specified in the notice of resignation.~~

Section ~~13~~12.   COMPENSATION. Directors shall not receive any stated salary for their services as directors but, by resolution of the Board of Directors, may receive compensation per year and/or per meeting and/or per visit to real property or other facilities owned or leased by the ~~Company~~Corporation and for any service or activity they performed or engaged in as directors. Directors may be reimbursed for expenses of attendance, if any, at each annual, regular or special meeting of the Board of Directors or of any committee thereof and for their expenses, if any, in connection with each property visit and any other service or activity they ~~performed~~perform or ~~engaged~~engage in as directors; but nothing herein contained shall be construed to preclude any directors from serving the ~~Company~~Corporation in any other capacity and receiving compensation therefor.

~~Section 14.   LOSS OF DEPOSITS. No director shall be liable for any loss that may occur by reason of the failure of the bank, trust company, savings and loan association, or other institution with whom moneys or stock have been deposited.~~
~~Section 15.   SURETY BONDS. Unless required by law, no director shall be obligated to give any bond or surety or other security for the performance of any of his or her duties.~~

Section ~~16~~13.   RELIANCE. Each director~~,~~ and officer~~, employee, and agent~~ of the ~~Company~~Corporation shall, in the performance of ~~his or her~~such director's or officer's duties with respect to the ~~Company, be fully justified and protected with regard to any act or failure to act in reliance in good faith upon the books of account or other records of the Company, upon an opinion of counsel or upon reports made to the Company by any of its officers or employees or by the adviser, accountants, appraisers, or other experts or consultants selected by the Board of Directors or officers of the Company, regardless of whether such counsel or expert may also be a director.~~Corporation, be entitled to rely on any information, opinion, report or statement, including any financial statement or other financial data, prepared or presented by an officer or employee of the Corporation whom the director or officer reasonably believes to be reliable and competent in the matters presented, by a lawyer, certified public accountant or other person, as to a matter which the director or officer reasonably believes to be within the person's professional or expert competence, or, with respect to a director, by a committee of the Board of Directors on which the director does not serve, as to a matter within its designated authority, if the director reasonably believes the committee to merit confidence.

Section 14.   RATIFICATION. The Board of Directors or the stockholders may ratify any act, omission, failure to act or determination made not to act (an "Act") by the Corporation or its officers to the extent that the Board of Directors or the stockholders could have originally authorized the Act and, if so ratified, such Act shall have the same force and effect as if originally duly authorized, and such ratification shall be binding upon the Corporation and its stockholders. Any Act questioned in any proceeding on the ground of lack of authority, defective or irregular execution, adverse interest of a director, officer or stockholder, non-disclosure, miscomputation, the application of improper principles or practices of accounting or otherwise, may be ratified, before or after judgment, by the Board of Directors or by the stockholders, and such ratification shall constitute a bar to any claim or execution of any judgment in respect of such questioned Act.

Section 15.   CERTAIN RIGHTS OF DIRECTORS AND OFFICERS. Any director or officer, in such director's or officer's personal capacity or in a capacity as an affiliate, employee, or agent of any other person, or otherwise, may have business interests and engage in business activities similar to, in addition to or in competition with those of or relating to the Corporation.

ARTICLE ~~V~~ IV

COMMITTEES

Section 1.   NUMBER, TENURE AND QUALIFICATIONS. The Board of Directors may ~~also establish such committees they deem appropriate (provided the majority of the members of each committee are independent directors). The Board of~~

~~Directors may~~ appoint from among its members an ~~Executive Committee, an~~ Audit Committee, a Nominating Committee~~,~~ and one or more other committees, composed of one or more directors, to serve at the pleasure of the Board of Directors. In the absence of any member of any such committee, the members thereof present at any meeting, whether or not they constitute a quorum, may appoint another director to act in the place of such absent member.

Section 2.　　POWERS. The Board of Directors may delegate to ~~committees~~any committee appointed under Section 1 of this Article any of the powers of the Board of Directors, except as prohibited by law. Except as may be otherwise provided by the Board of Directors, any committee may delegate some or all of its power and authority to one or more subcommittees, composed of one or more directors, as the committee deems appropriate in its sole discretion.

Section 3.　　MEETINGS. Notice of committee meetings shall be given in the same manner as notice for special meetings of the Board of Directors. A majority of the members of the committee shall constitute a quorum for the transaction of business at any meeting of the committee. The act of a majority of the committee members present at a meeting shall be the act of such committee. The Board of Directors, or in the absence of such designation, the applicable committee, may designate a ~~chairman~~chair of any committee, and such ~~chairman~~chair or, in the absence of a ~~chairman~~chair, any two members of any committee (if there are at least two members of the ~~Committee~~committee) may fix the time and place of its meeting unless the Board shall otherwise provide. ~~In the absence of any member of any such committee, the members thereof present at any meeting, whether or not they constitute a quorum, may appoint another director to act in the place of such absent member.~~ Each committee shall keep minutes of its proceedings.

Section 4.　　~~TELEPHONE~~ MEETINGS BY REMOTE COMMUNICATION. Members of a committee of the Board of Directors may participate in a meeting by means of a conference telephone~~,~~ ~~videoconference, or similar~~ or other communications equipment if all persons participating in the meeting can hear each other at the same time. Participation in a meeting by these means shall constitute presence in person at the meeting.

Section 5.　　CONSENT BY COMMITTEES WITHOUT A MEETING. Any action required or permitted to be taken at any meeting of a committee of the Board of Directors may be taken without a meeting, if a consent ~~to such action is given~~ in writing or by electronic transmission to such action is given by each member of the committee and is filed with the minutes of proceedings of such committee.

Section 6.　　~~VACANCIES~~CHANGES. Subject to the provisions hereof, the Board of Directors shall have the power at any time to change the membership of any committee, to appoint the chair of any committee, to fill ~~all vacancies~~any vacancy, to designate an alternate ~~members~~member to replace any absent or disqualified member ~~or~~, to dissolve any such committee. ~~Subject to the power of the Board of Directors, the members of~~ or to withdraw or add to any powers previously delegated to a committee ~~shall have the power to fill any vacancies on such committee~~.


ARTICLE ~~VI~~ V

OFFICERS


Section 1.　　GENERAL PROVISIONS. The officers of the ~~Company~~Corporation shall include a president, a secretary~~,~~ and a treasurer and may include a chair of the board, a vice chair of the board, a chief executive officer~~, general counsel~~, one or more vice presidents, a chief operating officer, a chief financial officer, ~~a chief compliance officer,~~ one or more assistant secretaries~~,~~ and one or more assistant treasurers. In addition, the Board of Directors may from time to time elect such other officers with such powers and duties as ~~they~~it shall deem necessary or ~~desirable. The Board of Directors may designate a chairman of the Board and a vice chairman of the Board, who shall not, solely by reason of such designation, be officers of the Company but shall have such powers and duties as determined by the Board of Directors from time to time~~appropriate. The officers of the ~~Company~~Corporation shall be elected ~~annually~~ by the Board of

Directors, except that the chief executive officer or president may from time to time appoint one or more vice presidents, assistant secretaries~~,~~ and assistant treasurers or other officers. Each officer shall ~~hold office~~serve until ~~his or her~~such officer's successor is ~~duly~~ elected and qualifies or until ~~his or her~~such officer's death, ~~or his or her~~ resignation~~,~~ or removal in the manner hereinafter provided~~herein~~. Any two or more offices except president and vice president may be held by the same person. Election of an officer or agent shall not of itself create contract rights between the ~~Company~~Corporation and such officer or agent.

Section 2.   REMOVAL AND RESIGNATION. Any officer or agent of the ~~Company~~Corporation may be removed, with or without cause, by the Board of Directors ~~if in its judgment the best interests of the Company would be served thereby~~, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Any officer of the ~~Company~~Corporation may resign at any time by ~~giving written notice of his or her~~delivering a resignation to the Board of Directors, the ~~chairman~~chair of the board, the chief executive officer, the president~~,~~ or the secretary. Any resignation shall take effect immediately upon its receipt or at such later time specified in the ~~notice of~~ resignation. The acceptance of a resignation shall not be necessary to make it effective unless otherwise stated in the resignation. Such resignation shall be without prejudice to the contract rights, if any, of the ~~Company~~Corporation.

Section 3.   VACANCIES. A vacancy in any office may be filled by the Board of Directors for the balance of the term.

Section 4.   CHAIR OF THE BOARD. The Board of Directors may designate from among its members a chair of the board, who shall not, solely by reason of these Bylaws, be an officer of the Corporation. The Board of Directors may designate the chair of the board as an executive or non-executive chair. The chair of the board shall preside over the meetings of the Board of Directors. The chair of the board shall perform such other duties as may be assigned to the chair of the board by these Bylaws or the Board of Directors.

Section ~~4~~5.   CHIEF EXECUTIVE OFFICER. The Board of Directors may designate a chief executive officer. In the absence of such designation, the chair of the board shall be the chief executive officer of the Corporation. The chief executive officer shall have general responsibility for implementation of the policies of the ~~Company~~Corporation, as determined by the Board of Directors, and for the management of the business and affairs of the ~~Company. He or she~~Corporation. The chief executive officer may execute any deed, mortgage, bond, contract~~,~~ or other instrument ~~in the name of the Company~~, except in cases where the execution thereof shall be expressly delegated by the Board of Directors or by these Bylaws to some other officer or agent of the ~~Company~~Corporation or shall be required by law to be otherwise executed; and in general shall perform all duties incident to the office of chief executive officer and such other duties as may be prescribed by the Board of Directors from time to time.

Section ~~5~~6.   CHIEF OPERATING OFFICER. The Board of Directors may designate a chief operating officer. The chief operating officer shall have the responsibilities and duties as ~~set forth~~determined by the Board of Directors or the chief executive officer.

Section ~~6~~7.   CHIEF FINANCIAL OFFICER. The Board of Directors may designate a chief financial officer. The chief financial officer shall have the responsibilities and duties as ~~set forth~~determined by the Board of Directors or the chief executive officer.

~~Section 7.   CHIEF COMPLIANCE OFFICER. The Board of Directors may designate a chief compliance officer. The chief compliance officer shall have the responsibilities and duties as may be assigned to him or her by the Board of Directors or the chief executive officer.~~

Section 8.   PRESIDENT. In the absence of a ~~designation of a~~ chief executive officer ~~by the Board of Directors~~, the president shall ~~be the chief executive officer and~~ in general supervise and control all of the business and affairs of the ~~Company~~Corporation. In the absence of a designation of a chief operating officer by the Board of Directors, the president shall be the chief operating officer. ~~He~~ The president may execute any deed, mortgage, bond, contract~~,~~ or other instrument ~~in the name of the Company~~, except in cases where the execution thereof shall be expressly delegated by the Board of Directors or by these Bylaws to some other officer or agent of the ~~Company~~Corporation or shall be required by law to be otherwise executed; and in general shall perform all duties incident to the office of president and such other duties as may be prescribed by the Board of Directors from time to time.

Section 9.   VICE PRESIDENTS. In the absence of the president or in the event of a vacancy in such office, the vice president (or in the event there be more than one vice president, the vice presidents in the order designated at the time of their election or, in the absence of any designation, then in the order of their election) shall perform the duties of the president and when so acting shall have all the powers of and be subject to all the restrictions upon the president; and shall perform such other duties as from time to time may be assigned to such vice president by the chief executive officer, the president~~,~~ or the Board of Directors. The Board of Directors may designate one or more vice presidents as executive vice president, senior vice president, or ~~as~~ vice president for particular areas of responsibility.

Section 10.   SECRETARY. The secretary shall (a) keep the minutes of the proceedings of the stockholders, the Board of Directors~~,~~ and committees of the Board of Directors in one or more books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these Bylaws or as required by law; (c) be custodian of the corporate records and of the seal of the ~~Company~~Corporation; (d) keep a register of the ~~post office~~ address of each stockholder which shall be furnished to the secretary by such stockholder; (e) have general charge of the stock transfer books of the ~~Company~~Corporation; and (f) in general perform such other duties as from time to time may be assigned to ~~him~~the secretary by the chief executive officer, the president~~,~~ or the Board of Directors.

Section 11.   TREASURER. The treasurer shall have the custody of the funds and securities of the Corporation, shall keep full and accurate accounts of receipts and disbursements in books belonging to the ~~Company and~~Corporation, shall deposit all moneys and other valuable effects in the name and to the credit of the ~~Company~~Corporation in such depositories as may be designated by the Board of Directors and in general perform such other duties as from time to time may be assigned to the treasurer by the chief executive officer, the president or the Board of Directors. In the absence of a designation of a chief financial officer by the Board of Directors, the treasurer shall be the chief financial officer of the ~~Company~~Corporation.

The treasurer shall disburse the funds of the ~~Company~~Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the president and Board of Directors, ~~the chief executive officer, and the president~~ at the regular meetings of the Board of Directors or whenever it may so require, an account of all ~~his or her~~the transactions as treasurer and of the financial condition of the ~~Company~~Corporation.

~~If required by the Board of Directors, the treasurer shall give the Company a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his or her office and for the restoration to the Company, in case of his or her death, resignation, retirement, or removal from office, of all books, papers, vouchers, moneys, and other property of whatever kind in his or her possession or under his or her control belonging to the Company.~~

Section 12.   ASSISTANT SECRETARIES AND ASSISTANT TREASURERS. The assistant secretaries and assistant treasurers, in general, shall perform such duties as shall be assigned to them by the secretary or treasurer, respectively, or by the chief executive officer, the president~~,~~ or the Board of Directors. ~~The assistant treasurers shall, if required by the Board of Directors, give bonds for the faithful performance of their duties in such sums and with such surety or sureties as shall be satisfactory to the Board of Directors.~~

Section 13.   ~~**GENERAL COUNSEL.** The general counsel shall have responsibility for all legal matters relating to the operations of the Company and compliance by the Company with all applicable laws and rules.~~COMPENSATION. The compensation of the officers shall be fixed from time to time by or under the authority of the Board of Directors and no officer shall be prevented from receiving such compensation by reason of the fact that such officer is also a director.

ARTICLE ~~VII~~VI

CONTRACTS, ~~LOANS,~~ CHECKS AND DEPOSITS

Section 1.   CONTRACTS. The Board of Directors~~, the Executive Committee, or another committee of the~~ or any manager of the Corporation approved by the Board of Directors and acting within the scope of its ~~delegated~~ authority pursuant to a management or advisory agreement with the Corporation may authorize any officer or agent to enter into any contract or to execute and deliver any instrument in the name of and on behalf of the ~~Company~~Corporation and such authority may be general or confined to specific instances. Any agreement, deed, mortgage, lease~~,~~ or other document shall be valid and binding upon the ~~Company~~Corporation when duly authorized or ratified by action of the Board of Directors or ~~the Executive Committee or such other committee and executed by an authorized person.~~a manager or adviser acting within the scope of its authority pursuant to a management or advisory agreement and executed by the chief executive officer, the president or any other person authorized by the Board of Directors or such a manager or adviser.

Section 2.   CHECKS AND DRAFTS. All checks, drafts~~,~~ or other orders for the payment of money, notes~~,~~ or other evidences of indebtedness issued in the name of the ~~Company~~Corporation shall be signed by such officer or agent of the ~~Company~~Corporation in such manner as shall from time to time be determined by the Board of Directors.

Section 3.   DEPOSITS. All funds of the ~~Company~~Corporation not otherwise employed shall be deposited or invested from time to time to the credit of the ~~Company in such banks, trust companies, or other depositories~~Corporation as the Board of Directors~~ may designate~~, the chief executive officer, the president, the chief financial officer, or any other officer designated by the Board of Directors may determine.

ARTICLE ~~VIII~~ VII

STOCK

Section 1.   CERTIFICATES~~; REQUIRED INFORMATION~~. Except as may be otherwise provided by the Board of Directors~~, Stockholders of the Company~~ or any officer of the Corporation, stockholders of the Corporation are not entitled to certificates representing the ~~Shares~~shares of stock held by them. In the event that the ~~Company~~Corporation issues shares of stock represented by certificates, such certificates shall be ~~signed by the officers of the Company in the manner permitted by the MGCL and~~ in such form as prescribed by the Board of Directors or a duly authorized officer, shall contain the statements and information required by the MGCL and shall be signed by the officers of the Corporation in any manner permitted by the MGCL. In the event that the ~~Company~~Corporation issues ~~Shares~~shares of stock without certificates, to the ~~Company~~extent then required by the MGCL the Corporation shall provide to the record holders of such ~~Shares~~shares a written statement of the information required by the MGCL to be included on stock certificates. ~~The Shares of the Company shall be non-assessable by the Company~~ There shall be no difference in the rights and obligations of stockholders based on whether or not their shares are represented by certificates.

Section 2.   TRANSFERS~~ WHEN CERTIFICATES ARE ISSUED. Upon surrender to the Company or the transfer agent of the Company of a stock certificate duly endorsed or accompanied by proper evidence of succession, assignment, or authority to transfer, the Company shall issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.~~. All transfers of shares of stock shall be made on the books of the Corporation in such manner as the Board of Directors or any officer of the Corporation may prescribe and, if such shares are certificated, upon surrender of certificates duly endorsed. The issuance of a new certificate upon the transfer of certificated shares is subject to the determination of the Board of Directors or an officer of the Corporation that such shares shall no longer be represented by certificates. Upon the transfer of any uncertificated shares, the Corporation shall provide to the record holders of such shares, to the extent then required by the MGCL, a written statement of the information required by the MGCL to be included on stock certificates.

The ~~Company~~Corporation shall be entitled to treat the holder of record of any ~~Share~~share of stock as the holder in fact thereof and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such ~~Share~~share or on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise expressly provided by the laws of the State of Maryland.

Notwithstanding the foregoing, transfers of ~~Shares~~shares of any class or series of stock will be subject in all respects to the Charter and all of the terms and conditions contained therein.

Section 3.   REPLACEMENT CERTIFICATE. ~~The president, the secretary, the treasurer, or any~~ Any officer ~~designated by~~of the ~~Board of Directors~~Corporation may direct a new certificate or certificates to be issued in place of any certificate ~~previously~~or certificates theretofore issued by the ~~Company~~Corporation alleged to have been lost, ~~stolen, or~~destroyed, stolen or mutilated, upon the making of an affidavit of that fact by the person claiming the certificate to be lost, ~~stolen, or destroyed. When authorizing the issuance of a new certificate, an officer designated by~~destroyed, stolen or mutilated; provided, however, if such shares have ceased to be certificated, no new certificate shall be issued unless requested in writing by such stockholder and the Board of Directors ~~may, in his or her discretion and~~ or an officer of the Corporation has determined that such certificates may be issued. Unless otherwise determined by an officer of the Corporation, the owner of such lost, destroyed, stolen or mutilated certificate or certificates, or such owner's legal representative, shall be required, as a condition precedent to the issuance ~~thereof, require the owner of such lost, stolen, or destroyed certificate or the owner's legal representative to advertise the same in such manner as he or she shall require and/or to give bond, with sufficient surety, to the Company to indemnify it against any loss or claim which may arise as a result of the issuance~~ of a new certificate or certificates, to give the Corporation a bond in such sums as it may direct as indemnity against any claim that may be made against the Corporation.

Section 4.   ~~CLOSING OF TRANSFER BOOKS OR~~ FIXING OF RECORD DATE. The Board of Directors may set, in advance, a record date for the purpose of determining ~~Stockholders~~stockholders entitled to notice of or to vote at any meeting of ~~Stockholders~~stockholders or determining ~~Stockholders~~stockholders entitled to receive payment of any dividend or the allotment of any other rights, or in order to make a determination of ~~Stockholders~~stockholders for any other proper purpose. Such record date, in any case, shall not be prior to the close of business on the day the record date is fixed and shall be not more than 90 days and, in the case of a meeting of ~~Stockholders~~stockholders, not less than ten days, before the date on which the meeting or particular action requiring such determination of ~~Stockholders~~stockholders of record is to be held or taken.

~~In lieu of fixing~~   When a record date~~, the Board of Directors may provide that the stock transfer books shall be closed for a stated period but not longer than 20 days. If the stock transfer books are closed for the purpose of determining Stockholders~~ for the determination of stockholders entitled to notice of or to vote at ~~a~~any meeting of ~~Stockholders, such books shall be closed for at least ten days before the date of~~stockholders has been set as provided in this section, such record date shall continue to apply to the meeting if postponed or adjourned, except if the meeting is postponed or adjourned to a date more than 120 days after the record date originally fixed for the meeting, in which case a new record date for such meeting shall be determined as set forth herein.

~~If no record date is fixed and the stock transfer books are not closed for the determination of stockholders, (a) the record date for the determination of Stockholders entitled to notice of or to vote at a meeting of Stockholders shall be at the close of business on the day~~

~~on which the notice of meeting is mailed or the 30th day before the meeting, whichever is the closer date to the meeting; and (b) the record date for the determination of Stockholders entitled to receive payment of a dividend or an allotment of any other rights~~ ~~shall be the close of business on the~~ ~~day on which the resolution of the directors, declaring the dividend or allotment of rights, is adopted.~~ ~~When a determination of Stockholders entitled to vote at any meeting of Stockholders has been made~~ ~~as provided in this section, such determination shall apply to any adjournment thereof, except when (i) the determination has been made through the closing of the transfer books and the stated period of closing has expired or (ii) the meeting is~~ ~~adjourned to a date more than 120 days after the record date fixed for the original meeting, in either of which case a new record date shall be determined as set forth herein.~~

Section 5.   STOCK LEDGER. The ~~Company~~Corporation shall maintain at its principal office or at the office of its counsel, accountants~~,~~ or transfer agent, an original or duplicate ~~share~~stock ledger containing the name and address of each ~~Stockholder~~stockholder and the number of ~~Shares~~shares of each class held by such ~~Stockholder~~stockholder.

Section 6.   FRACTIONAL STOCK; ISSUANCE OF UNITS. The Board of Directors may authorize the Corporation to issue fractional shares of stock or ~~provide for~~authorize the issuance of scrip, all on such terms and under such conditions as ~~they~~it may determine. Notwithstanding any other provision of the Charter or these Bylaws, the Board of Directors may ~~issue~~authorize the issuance of units consisting of different securities of the ~~Company. Any security issued in a unit shall have the same characteristics as any identical securities issued by the Company, except that the Board of Directors~~ ~~may provide that for a specified period securities of the Company issued in such unit may be transferred on the books of the Company only in such unit.~~Corporation.

ARTICLE ~~IX~~VIII

ACCOUNTING YEAR

The Board of Directors shall have the power, from time to time, to fix the fiscal year of the ~~Company~~Corporation by a duly adopted resolution.

~~ARTICLE X~~
~~STOCKHOLDER REPORTS~~
~~Section 1.   ANNUAL REPORTS. The Board of Directors shall cause to be prepared and mailed or delivered to each Stockholder as of a record date after the end of the fiscal year and each holder of other publicly held securities of the Company within 120 days after the end of the fiscal year to which it relates an annual report for each fiscal year ending after the initial public offering of its securities which shall include:~~
~~a. financial statements prepared in accordance with generally accepted accounting principles which are audited and reported on by independent certified public accountants;~~
~~b. the ratio of the costs of raising capital during the period to the capital raised;~~
~~c. the aggregate amount of advisory fees and the aggregate amount of other fees paid to the Company's Adviser, and any affiliate of the Adviser by the Company and including fees or charges paid to the Adviser and any affiliate of the Adviser by third parties doing business with the Company;~~
~~d. the total operating expenses of the Company, stated as a percentage of average invested assets (the average of the aggregate book value of the Company's assets, before reserves for depreciation or bad debts or other similar non-cash reserves, computed by taking the average of such values at the end of each month) and as a percentage of its net income;~~
~~e. a report from the independent directors that the policies being followed by the Company are in the best interests of its stockholders and the basis for such determination; and~~
~~f. separately stated, a full disclosure of all material terms, factors, and circumstances surrounding any and all transaction involving the Company, the Board of Directors, the Adviser, MacKenzie Capital Management, LP, and any affiliate thereof occurring in the year for which the annual report is made. The Independent Directors shall be specifically charged with a duty to examine and comment in the report on the fairness of such transactions.~~

The Board of Directors, including the Independent Directors, shall be required to take reasonable steps to insure that the above requirements are met.

ARTICLE IX

Section 2.   QUARTERLY REPORTS. So long as the Company's Shares are registered under the Exchange Act, the Company must provide Stockholders with a report containing the information contained in any quarterly report filed by the Company with the Securities and Exchange Commission under the Exchange Act.

Section 3.   TAX INFORMATION. The Company must provide Stockholders with Company information necessary for the preparation of their federal tax returns within 75 days of the Company's fiscal year end.

~~ARTICLE XI~~ DISTRIBUTIONS

Section 1.   AUTHORIZATION. Dividends and other distributions upon the stock of the ~~Company~~Corporation may be authorized by the Board of Directors, subject to the provisions of law and the Charter. Dividends and other distributions may be paid in cash, property~~,~~ or stock of the ~~Company~~Corporation, subject to the provisions of law and the Charter.

Section 2.   CONTINGENCIES. Before payment of any ~~dividends~~dividend or other ~~distributions~~distribution, there may be set aside out of any assets of the ~~Company~~Corporation available for dividends or other distributions such sum or sums as the Board of Directors may from time to time, in its ~~absolute~~sole discretion, think proper as a reserve fund for contingencies, for equalizing dividends ~~or other distributions~~, for repairing or maintaining any property of the ~~Company,~~Corporation or for such other purpose as the Board of Directors shall determine ~~to be in the best interest of the Company~~, and the Board of Directors may modify or abolish any such reserve.

ARTICLE X

INVESTMENT POLICY

Subject to the provisions of the Charter, the Board of Directors may from time to time adopt, amend, revise or terminate any policy or policies with respect to investments by the Corporation as it shall deem appropriate in its sole discretion.

ARTICLE ~~XII~~ XI

SEAL

Section 1.   SEAL. The Board of Directors may authorize the adoption of a seal by the ~~Company.~~Corporation. The seal shall contain the name of the Corporation and the year of its incorporation and the words "Incorporated Maryland." The Board of Directors may authorize one or more duplicate seals and provide for the custody thereof.

Section 2.   AFFIXING SEAL. Whenever the Corporation is permitted or required to affix its seal to a document, it shall be sufficient to meet the requirements of any law, rule or regulation relating to a seal to place the word "(SEAL)" adjacent to the signature of the person authorized to execute the document on behalf of the Corporation.

ARTICLE XIII
INDEMNIFICATION AND ADVANCE OF EXPENSES

To the maximum extent permitted by Maryland law, in effect from time to time, and subject to the Charter, the Company shall indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, shall pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any individual who is a present or former director or officer

~~of the Company and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in any such capacity or (b) any individual who, while a director or officer of the Company and at the request of the Company, serves or has served as a director, officer, partner or trustee of such corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in any such capacity. The Company may, with the approval of its Board of Directors or any duly authorized committee thereof, provide such indemnification and advance for expenses to a person who served a predecessor of the Company in any of the capacities described in (a) or (b) above and to any employee or agent of the Company or a predecessor of the Company. The indemnification and payment of expenses provided in these Bylaws shall not be deemed exclusive of or limit in any way other rights to which any person seeking indemnification or payment of expenses may be or may become entitled under any bylaw, regulation, insurance, agreement or otherwise.~~

~~Neither the amendment nor repeal of this Article, nor the adoption or amendment of any other provision of the Bylaws or Charter of the Company inconsistent with this Article, shall apply to or affect in any respect the applicability of the preceding paragraph with respect to any act or failure to act which occurred prior to such amendment, repeal, or adoption.~~

ARTICLE ~~XIV~~ XII

WAIVER OF NOTICE

Whenever any notice of a meeting is required to be given pursuant to the Charter or these Bylaws or pursuant to applicable law, a waiver thereof in writing~~, signed~~ or by electronic transmission, given by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Neither the business to be transacted at nor the purpose of any meeting need be set forth in the waiver of notice of such meeting, unless specifically required by statute. The attendance of any person at any meeting shall constitute a waiver of notice of such meeting, except where such person attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting ~~is~~has not been lawfully called or convened.

ARTICLE ~~XV INSPECTION OF RECORDS~~XIII
EXCLUSIVE FORUM FOR CERTAIN LITIGATION

~~Any stockholder and any designated representative thereof shall be permitted access to all records of the Company at all reasonable times, and may inspect and copy any of them.~~ Unless the Corporation consents in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Northern Division, shall be the sole and exclusive forum for (a) any Internal Corporate Claim, as such term is defined in the MGCL, or any successor provision thereof, (b) any derivative action or proceeding brought on behalf of the Corporation, other than actions arising under federal securities laws, (c) any action asserting a claim of breach of any duty owed by any director or officer or other employee of the Corporation to the Corporation or to the stockholders of the Corporation, (d) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation arising pursuant to any provision of the MGCL or the Charter or these Bylaws, or (e) any other action asserting a claim against the Corporation or any director or officer or other employee of the Corporation that is governed by the internal affairs doctrine of Maryland law. None of the foregoing actions, claims or proceedings may be brought in any court sitting outside the State of Maryland unless the Corporation consents in writing to such court.

ARTICLE XIV

AMENDMENT OF BYLAWS

The Board of Directors shall have the exclusive power to adopt, alter or repeal any provision of these Bylaws and to make new Bylaws.

~~A stockholder that is otherwise eligible under applicable law to inspect the Company's books of account, stock ledger, or other specified documents of the Company shall have no right to make such inspection if the Board of Directors determines that such stockholder has an improper purpose for requesting such inspection.~~

~~An alphabetical list of the names, addresses, and telephone numbers of the Stockholders of the Company along with the number of Shares held by each of them (the "Stockholder List") shall be maintained as a part of the books and records of the Company and shall be available for inspection by any Stockholder or the Stockholder's designated agent at the home office of the Company upon the request of the stockholder. The Stockholder List shall be updated at least quarterly to reflect changes in the information contained therein. A copy of the Stockholder List shall be mailed to any Stockholder requesting the Stockholder List within ten (10) days of the request. The copy of the Stockholder List shall be printed in alphabetical order, on white paper, and in a readily readable type size (in no event smaller than 10-point type). A reasonable charge for copy work may be charged by the Company. The purposes for which a Stockholder may~~

request a copy of the Stockholder List include matters relating to Stockholder's voting rights and the exercise of Stockholder's rights under federal proxy laws.

If a Sponsor neglects or refuses to exhibit, produce, or mail a copy of the Stockholder List as requested, the Sponsor shall be liable to any Stockholder requesting the list for the costs, including attorneys' fees, incurred by that Stockholder for compelling the production of the Stockholder List, and for actual damages suffered by any Stockholder by reason of such refusal or neglect. It shall be a defense that the actual purpose and reason for the requests for inspection or for a copy of the Shareholder List is to secure such list of Stockholders or other information for the purpose of selling such list or copies thereof, or of using the same for a commercial purpose other than in the interest of the applicant as a Stockholder relative to the affairs of the Company. The Company may require the Stockholder requesting the Stockholder List to represent that the list is not requested for a commercial purpose unrelated to the Stockholders interest in the Company. The remedies provided hereunder to stockholders requesting copies of the Stockholder List are in addition to, and shall not in any way limit, other remedies available to stockholders under federal law or the laws of any state.

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Original filename: sec.gov_Archives_edgar_data_1550913_000155091321000002_mrcbylaws.htm .docx	
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